# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Red Rock Resorts, Inc., CIK 0001653653
CUSIP: 75700L108
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 1505 SOUTH PAVILION CENTER DRIVE, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0000942850
Persons authorized to receive notices and communications: Frank J. Fertitta III, 1505 South Pavilion Center Drive, Las Vegas, Nevada (NV), 89135, (702) 495-3000; Brett D. Nadritch, Esq., Milbank LLP, 55 Hudson Yards, New York, New York (NY), 10001, (212) 530-5100

## Reporting persons
- Fertitta Business Management LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 25,611,797; sole dispositive power 0; shared dispositive power 25,611,797; aggregate amount beneficially owned 25,611,797 (30.24% of the class)
- FI Station Investor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,573,553; sole dispositive power 0; shared dispositive power 20,573,553; aggregate amount beneficially owned 20,573,553 (25.84% of the class)
- FBM Sub 1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,258,024; sole dispositive power 0; shared dispositive power 11,258,024; aggregate amount beneficially owned 11,258,024 (16% of the class)
- The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,897,535; sole dispositive power 0; shared dispositive power 1,897,535; aggregate amount beneficially owned 1,897,535 (3.21% of the class)
- FJF, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,897,535; sole dispositive power 0; shared dispositive power 1,897,535; aggregate amount beneficially owned 1,897,535 (3.21% of the class)
- The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 2,829,535; sole dispositive power 0; shared dispositive power 2,829,535; aggregate amount beneficially owned 2,829,535 (4.79% of the class)
- Frank J. Fertitta, III 2006 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lorenzo J. Fertitta 2006 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fertitta Holdco LLC (CIK 0001674462): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,573,553; sole dispositive power 0; shared dispositive power 20,573,553; aggregate amount beneficially owned 20,573,553 (25.84% of the class)
- Fertitta Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,984,810; sole dispositive power 0; shared dispositive power 18,984,810; aggregate amount beneficially owned 18,984,810 (24.33% of the class)
- KVF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 7,818,204; sole dispositive power 0; shared dispositive power 7,818,204; aggregate amount beneficially owned 7,818,204 (11.69% of the class)
- LNA Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 7,818,204; sole dispositive power 0; shared dispositive power 7,818,204; aggregate amount beneficially owned 7,818,204 (11.69% of the class)
- KVF RRR, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,843,134; sole dispositive power 0; shared dispositive power 1,843,134; aggregate amount beneficially owned 1,843,134 (3.12% of the class)
- LNA RRR, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 911,134; sole dispositive power 0; shared dispositive power 911,134; aggregate amount beneficially owned 911,134 (1.54% of the class)
- F & J Fertitta Family Business Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 12,805,899; sole dispositive power 0; shared dispositive power 12,805,899; aggregate amount beneficially owned 12,805,899 (17.81% of the class)
- L & T Fertitta Family Business Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 12,805,899; sole dispositive power 0; shared dispositive power 12,805,899; aggregate amount beneficially owned 12,805,899 (17.81% of the class)
- F & J Fertitta Grandchildren's 2020 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 675,000; sole dispositive power 0; shared dispositive power 675,000; aggregate amount beneficially owned 675,000 (1.14% of the class)
- L & T Fertitta Grandchildren's 2020 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 675,000; sole dispositive power 0; shared dispositive power 675,000; aggregate amount beneficially owned 675,000 (1.14% of the class)
- Frank J. Fertitta III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 45,663,874; sole dispositive power 0; shared dispositive power 45,663,874; aggregate amount beneficially owned 45,663,874 (45.53% of the class)
- Lorenzo J. Fertitta (CIK 0000942850): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 45,663,874; sole dispositive power 0; shared dispositive power 45,663,874; aggregate amount beneficially owned 45,663,874 (45.53% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Red Rock Resorts, Inc.
Address of issuer's principal executive offices: 1505 SOUTH PAVILION CENTER DRIVE, LAS VEGAS, Nevada (NV), 89135
Comment:
EXPLANATORY NOTE

This Amendment No. 13 to Schedule 13D (this "Amendment No. 13") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 12, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 20, 2016 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2019 ("Amendment No. 2"), as amended by Amendment No. 3 to Schedule 13D filed with the SEC on August 16, 2019 ("Amendment No. 3"), as amended by Amendment No. 4 to Schedule 13D filed with the SEC on August 23, 2019 ("Amendment No. 4"), as amended by Amendment No. 5 to Schedule 13D filed with the SEC on August 10, 2020 ("Amendment No. 5"), as amended by Amendment No. 6 to Schedule 13D filed with the SEC on August 11, 2020 ("Amendment No. 6"), as amended by Amendment No. 7 to Schedule 13D filed with the SEC on August 13, 2020 ("Amendment No. 7"), as amended by Amendment No. 8 to Schedule 13D filed with the SEC on August 19, 2020 ("Amendment No. 8"), as amended by Amendment No. 9 to Schedule 13D filed with the SEC on August 25, 2020 ("Amendment No. 9"), as amended by Amendment No. 10 to Schedule 13D filed with the SEC on August 25, 2021 ("Amendment No. 10"), as amended by Amendment No. 11 to Schedule 13D filed with the SEC on December 14, 2021 ("Amendment No. 11"), as amended by Amendment No. 12 to Schedule 13D filed with the SEC on May 13, 2024 ("Amendment No. 12," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the "Schedule 13D"), as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 13 have the meanings given to such terms in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, as the case may be.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby supplemented by adding the following:

On September 12, 2025, FJF, LLC sold 200,000 shares of Class A Common Stock, at the opening price of the Class A Common Stock on September 12, 2025, to the Frank J. Fertitta, III 2006 Irrevocable Trust in connection with an estate planning transaction.

On November 4, 2025, the FJF 2006 Irrevocable Trust transferred 1,843,134 shares of Class A Common Stock to KVF RRR, LLC and the LJF 2006 Irrevocable Trust transferred 911,134 shares of Class A Common Stock to LNA RRR, LLC. KVF RRR, LLC and LNA RRR, LLC are each newly formed entities managed solely by Frank J. Fertitta III and Lorenzo J. Fertitta, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a), (b) and (e) are amended and restated to read as follows:

(a) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (assuming (A) 59,089,345 shares of Class A Common Stock outstanding, which is based on (i) 59,089,345 shares of Class A Common Stock outstanding as of December 8, 2025 and (B) as of December 12, 2025, the exchange ratio for the exchange of LLC Units into shares of Class A Common stock is 0.9079 (as reported by the Issuer to the Reporting Persons)). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Number of Shares Percentage of Class A
Beneficially Common Stock
Owned Outstanding(1)
Reporting Person
Fertitta Business Management LLC 25,611,797 30.24 %
FI Station Investor LLC 20,573,553 25.84 %
FBM Sub 1 LLC 11,258,024 16.00 %
The Frank J. Fertitta and Jill Ann Fertitta Family Trust 1,897,535 3.21 %
FJF, LLC 1,897,535 3.21 %
The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust 2,829,535 4.79 %
Fertitta Holdco LLC 20,573,553 25.84 %
Fertitta Investment LLC 18,984,810 24.33 %
KVF Investments, LLC 7,818,204 11.69 %
LNA Investments, LLC 7,818,204 11.69 %
KVF RRR, LLC 1,843,134 3.12 %
LNA RRR, LLC 911,134 1.54 %
F & J Fertitta Family Business Trust 12,805,899 17.81 %
L & T Fertitta Family Business Trust 12,805,899 17.81 %
F & J Fertitta Grandchildren's 2020 Irrevocable Trust 675,000 1.14 %
L & T Fertitta Grandchildren's 2020 Irrevocable Trust 675,000 1.14 %
Frank J. Fertitta III 45,663,874 45.53 %
Lorenzo J. Fertitta 45,663,874 45.53 %
Total for Group 50,079,543 49.93 %

(1) Assumes (a) all outstanding Class B Common Stock and LLC Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock in accordance with the terms of the Exchange Agreement dated April 28, 2016 (the "Exchange Agreement") and (b) the exchange ratio under such Agreement as of December 12, 2025 is 0.9079.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated in its entirety as follows:

The information set forth in items 7, 8, 9 and 10 of the cover pages to this Amendment and in Item 5(a) is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of November 4, 2025, the FJF 2006 Irrevocable Trust and the LJF 2006 Irrevocable Trust no longer held any Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following supplemental information:

On December 8, 2025, Fertitta Business Management LLC ("FBM") transferred 6,400,000 shares of Class B Common Stock of Red Rock Resorts, Inc. ("RRR") and 6,400,000 limited liability company units in Station Holdco LLC ("Station") to FBM Sub 1 LLC ("FBM Sub 1"). On December 11, 2025, FBM Sub 1 entered into two Loan Agreements (each a "Margin Loan Agreement") with Bank of America, N.A. ("BofA"), each of which is an uncommitted revolving credit facility for up to $150,000,000. In connection with the Margin Loan Agreements, FBM Sub 1 entered into two Pledge Agreements, each dated as of December 11, 2025 (each, a "Pledge Agreement" and, together with the related Margin Loan Agreement, the "Loan Documents") with BofA pursuant to which FBM Sub 1 pledged 6,200,000 shares of Class B Common Stock of RRR and 6,200,000 limited liability company units in Station under each Pledge Agreement (totaling 12,400,000 shares of Class B Common Stock of RRR and 12,400,000 limited liability company interests in Station in the aggregate across both Pledge Agreements) (the "Collateral") owned by FBM Sub 1 to BofA as collateral security for the obligations of FBM Sub 1 LLC under the Margin Loan Agreements. The obligations of FBM Sub 1 under one of the Margin Loan Agreements are guaranteed by Frank J. Fertitta III, an individual, Jill Ann Fertitta, an individual, The Frank J. Fertitta, III & Jill Ann Fertitta Family Trust, F & J Fertitta Family Business Trust and Fertitta Business Management, on a joint and several basis, pursuant to a Limited Guaranty, dated as of December 11, 2025. The obligations of FBM Sub 1 under the other Margin Loan Agreement are guaranteed by Lorenzo J. Fertitta, an individual, Teresa Jo Fertitta, an individual, The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust, L & T Fertitta Family Business Trust and Fertitta Business Management, on a joint and several basis, pursuant to a Limited Guaranty, dated as of December 11, 2025. The obligations of FBM Sub 1 under the Margin Loan Agreements mature on December 11, 2027, and may be extended pursuant to the terms of the Margin Loan Agreements. In connection with each of the Margin Loan Agreements, upon the occurrence of certain events that are customary with this type of transaction, BofA may exercise certain rights with respect to the Collateral for such Margin Loan Agreement in accordance with the related Loan Documents.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of RRR, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. RRR has consented to the arrangements set forth in the Loan Documents referred to above pursuant to customary documentation.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 1 Power of Attorney for Fertitta Business Management LLC (incorporated by reference to Exhibit 1 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 2 Power of Attorney for FI Station Investor LLC (incorporated by reference to Exhibit 2 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 3 Power of Attorney for FBM Sub 1 LLC (incorporated by reference to Exhibit 3 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 4 Power of Attorney for The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust (incorporated by reference to Exhibit 4 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 5 Power of Attorney for FJF, LLC (incorporated by reference to Exhibit 5 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 6 Power of Attorney for The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust (incorporated by reference to Exhibit 6 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 7 Power of Attorney for Frank J. Fertitta, III 2006 Irrevocable Trust (incorporated by reference to Exhibit 7 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 8 Power of Attorney for Lorenzo J. Fertitta 2006 Irrevocable Trust (incorporated by reference to Exhibit 8 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 9 Power of Attorney for Fertitta Holdco LLC (incorporated by reference to Exhibit 9 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 10 Power of Attorney for Fertitta Investment LLC (incorporated by reference to Exhibit 10 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 11 Power of Attorney for KVF Investments, LLC (incorporated by reference to Exhibit 11 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 12 Power of Attorney for LNA Investments, LLC (incorporated by reference to Exhibit 12 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 13 Power of Attorney for F & J Fertitta Family Business Trust (incorporated by reference to Exhibit 13 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 14 Power of Attorney for L & T Fertitta Family Business Trust (incorporated by reference to Exhibit 14 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 15 Power of Attorney for F & J Fertitta Grandchildren's 2020 Irrevocable Trust (incorporated by reference to Exhibit 15 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 16 Power of Attorney for L & T Fertitta Grandchildren's 2020 Irrevocable Trust (incorporated by reference to Exhibit 16 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 17 Power of Attorney for Frank J. Fertitta III (incorporated by reference to Exhibit 17 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 18 Power of Attorney for Lorenzo J. Fertitta (incorporated by reference to Exhibit 18 to Amendment No. 12 to the Schedule 13D filed by certain of the Reporting Persons on May 15, 2024)

Exhibit 19 Power of Attorney for KVF RRR, LLC

Exhibit 20 Power of Attorney for LNA RRR, LLC

Exhibit 21 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 22 Guaranty dated as of December 11, 2025, among FBM Sub 1 LLC, and Frank J. Fertitta III, Jill Ann Fertitta, The Frank J. Fertitta, III & Jill Ann Fertitta Family Trust, F & J Fertitta Family Business Trust and Fertitta Business Management

Exhibit 23 Guaranty dated as of December 11, 2025, among FBM Sub 1 LLC, and Lorenzo J. Fertitta, Teresa Jo Fertitta, The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust, L & T Fertitta Family Business Trust and Fertitta Business Management

## Signatures
- Fertitta Business Management LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- FI Station Investor LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- FBM Sub 1 LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- FJF, LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- Frank J. Fertitta, III 2006 Irrevocable Trust: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- Lorenzo J. Fertitta 2006 Irrevocable Trust: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- Fertitta Holdco LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- Fertitta Investment LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- KVF Investments, LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- LNA Investments, LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- KVF RRR, LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- LNA RRR, LLC: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- F & J Fertitta Family Business Trust: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- L & T Fertitta Family Business Trust: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- F & J Fertitta Grandchildren's 2020 Irrevocable Trust: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- L & T Fertitta Grandchildren's 2020 Irrevocable Trust: By: /s/ Daniel Schafer, Daniel Schafer, Attorney-in-Fact (12/17/2025)
- Frank J. Fertitta III: /s/ Frank J. Fertitta III, Frank J. Fertitta III (12/17/2025)
- Lorenzo J. Fertitta: /s/ Lorenzo J. Fertitta, Lorenzo J. Fertitta (12/17/2025)